Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated: July 16, 2014

GOLD

The PowerShares DB Gold Double Long Exchange Traded Note (Symbol: DGP),
PowerShares DB Gold Short Exchange Traded Note (Symbol: DGZ) and PowerShares DB
Gold Double Short Exchange Traded Note (Symbol: DZZ) (collectively, the
"PowerShares DB Gold ETNs") provide investors a way to take a short or leveraged view on the performance of gold.

All of the PowerShares DB Gold ETNs are based on a total return version of the
Deutsche Bank Liquid Commodity Index -- Optimum Yield Gold[], which is intended to track the long or short performance of a single unfunded gold futures contract.

Investors can buy and sell PowerShares DB Gold ETNs at market price on the NYSE
Arca exchange or receive a cash payment at the scheduled maturity or early repurchase based on the month-over-month performance of the index less investor fees. Investors may offer PowerShares DB Gold ETNs in blocks of no less than
200,000 securities and integral multiples of 50,000 securities thereafter for purchase, subject to the procedures described in the pricing supplement which include a fee of up to $0.03 per security.

Fact Sheet

Prospectus

Download Historical Repurchase Value

Financial Details
                                    DGP
                                    7/15/2014
Last Update                         4:00 PM EST
Price                               28.58
Indicative Intra-day Value          28.67
Last End of Day Repurchase Value(1) 29.0992
Last Date for End of Day Value      7/14/2014

DGZ         DZZ         -
7/15/2014   7/15/2014   -
4:00 PM EST 4:00 PM EST -
14.42       6.40        -
14.39       6.38        -
14.2838     6.2903      -
7/14/2014   7/14/2014   -

PowerShares DB Gold ETN and Index
Data
Ticker Symbols
Gold Double Long         DGP
Gold Short               DGZ
Gold Double Short        DZZ
Intraday Indicative Value Symbols
Gold Double Long       DGPIV
Gold Short             DGZIV
Gold Double Short      DZZIV
CUSIP Symbols
Gold Double Long   25154H749
Gold Short         25154H731

ETN and Index History(%)
As of 6/30/2014         1 Year 3 Year
ETN Repurchase Value(1)
Gold Double Long        11.87  -13.92
Gold Short             -10.24   -0.02
Gold Double Short      -21.05   -3.62
ETN Market Price(2)
Gold Double Long        11.55  -13.47
Gold Short              -9.99   -0.28
Gold Double Short      -20.81   -4.12
Index History
                         7.56   -4.82
----------------------- ------ ------

                 ETN
5 Year 10 Year Inception
  8.67       -   2.59
-10.25       -  -8.52
-22.06       - -19.67
  8.86       -   2.54
-10.33       -  -8.31
-22.18       - -19.64
  6.58       -   3.96
------ ------- ---------

Gold Double Short	25154H756	Deutsche Bank Liquid Commodity Index-Optimum Yield Gold

Details

ETN price at listing	$25.00
Inception date	2/27/08
Maturity date	2/15/38
Yearly investor fee	0.75%
Listing exchange	NYSE Arca
Index symbol	DGLDIX

Issuer

Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Potential lack of liquidity

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

Comparative Indexes[3]					
S&P 500 Index	24.61	16.58	18.83	-	8.20
Barclays U.S. Aggregate	4.37	3.66	4.85	-	4.77

Index Weights

As of 7/14/2014

Commodity	Contract Expiry Date	Weight (%)
Gold	9/26/2014	100.00

Source: Invesco PowerShares, Bloomberg L.P.

[1]ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Gold ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index-Optimum Yield Gold™ is May 24, 2006. ETN repurchase value is based on a combination of the inverse monthly returns for the Gold Short ETNs, or two times the monthly returns or inverse monthly returns for the Gold Double Long ETNs and Gold Double Short ETNs, respectively, from the Deutsche Bank Liquid Commodity Index-Optimum Yield Gold Excess Return™ (the "Gold Index") plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Gold ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

[2]ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period. The inception date for the PowerShares DB Gold ETNs is Feb. 27, 2008. However, the first available 4 p.m. bid/ask midpoints were not available until Feb. 29, 2008 for the Gold Double Long and Gold Double Short ETNs, and the first available 4 p.m. bid/ask midpoint was not available until March 1, 2008 for the Gold Short ETNs.

[3]The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index™ is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

Important Risk Considerations
The PowerShares DB Gold Metals ETNs may not be suitable for investors with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. ***Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.*** **There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.**

The PowerShares DB Gold ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Gold ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares DB Gold ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Gold ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Gold ETNs is not equivalent to a direct investment in the Index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Gold ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB Gold ETNs is zero, your investment will expire worthless. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the
PowerShares DB Gold ETNs. Sales in the secondary market may result in losses.
An investment in the PowerShares DB Gold ETNs may not be suitable for all investors.

The PowerShares DB Gold ETNs provide concentrated exposure to notional positions in gold futures contracts. The market value of the PowerShares DB
Gold ETNs may be influenced by many unpredictable factors, including, among other things, volatile gold prices, changes in supply and demand relationships, changes in interest rates and monetary and other governmental actions. Because the ETNs provide concentrated exposure to notional positions in futures contracts of a single commodity sector, they are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Gold Double Long ETN and PowerShares DB Gold Double Short
ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

An investment in the PowerShares DB Gold ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk
Factors" in the applicable pricing supplement.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you
may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may
request a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.